

December 22, 2014

Via E-mail
Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II
Hsinchu Science Park
Hsinchu City, Taiwan
Republic of China

      Re: **United Microelectronics Corporation**
               Form 20-F for the Fiscal Year Ended December 31, 2013
               Filed April 18, 2014
               File No. 1-15128

Dear Mr. Liu:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 18 that conflict minerals sourced from Sudan may be used in your industry. We also note that a third party website listing crystalline silicon companies in Sudan includes SolarGate Technology. SolarGate's online profile states that you invest in it, and that your experience has strengthened its financial and corporate structure.

   Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, if any, whether through subsidiaries, affiliates, suppliers, customers, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to or received from Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Sudan or entities it controls.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peter Courture
        Senior Vice President and General Counsel
        United Microelectronics Corporation

        Amanda Ravitz
        Assistant Director
        Division of Corporation Finance